                         (SUMMIT BANK CORPORATION LOGO)

                    OFFER TO PURCHASE FOR CASH UP TO 180,000
                 SHARES OF SUMMIT BANK CORPORATION COMMON STOCK

                  AT A PURCHASE PRICE NOT IN EXCESS OF $17.00
                         NOR LESS THAN $14.00 PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
     ATLANTA TIME, ON FRIDAY, MARCH 15, 2002, UNLESS THE OFFER IS EXTENDED.

     Summit Bank Corporation, a Georgia corporation, invites its shareholders to tender up to 180,000 shares of its common stock, for purchase by Summit at a price not in excess of $17.00 nor less than $14.00 per share net to the seller in cash, without interest, as specified by shareholders tendering their shares. Summit will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. All shares acquired in the offer will be acquired at the same price. Summit will select the lowest purchase price that will allow it to purchase 180,000 shares or, if a lesser number of shares are properly tendered, all shares properly tendered.

     Summit reserves the right, in its sole discretion, to purchase more than 180,000 shares pursuant to the offer. See Section 15.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

     The shares are listed and traded on the Nasdaq Stock Market under the symbol "SBGA." On February 4, 2002, the latest practicable trading day on which the shares were traded on the Nasdaq Stock Market prior to the announcement of the terms of the offer, the closing per share sales price as reported by The Wall Street Journal was $14.85. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

     NEITHER SUMMIT NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSIDER OUR REASONS FOR MAKING THIS OFFER, INCLUDING ALLOWING SHAREHOLDERS THE OPPORTUNITY TO EXIT ALL OR PART OF THEIR INVESTMENT IN SUMMIT ON POTENTIALLY MORE FAVORABLE TERMS THAN WOULD OTHERWISE BE AVAILABLE AND THAT GIVEN THE CURRENT MARKET PRICE OF THE SHARES AND OUR FINANCIAL CONDITION AND OUTLOOK, THE PURCHASE OF SHARES AT THIS TIME IS A PRUDENT USE OF OUR FINANCIAL RESOURCES. SEE SECTION 2. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE OFFER.

     If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to The Summit National Bank, (the "Bank"), 4360 Chamblee-Dunwoody Road, Atlanta, Georgia 30341, Attention: Gary McClung, Chief Financial Officer. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender them for you.

     Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Bank or who cannot comply with the procedure for book-entry transfer, as applicable, or whose other required documents cannot be delivered to the Bank by the expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Only shares properly tendered at prices at or below the purchase price selected by Summit and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. In addition, if shares are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such shares would result in there being fewer than 300 shareholders of record, we will purchase only 99% of the total number of shares so tendered by each shareholder of record. In such an event, we will notify you of our intent to purchase only 99% of a tendering holder's shares and ensure that the offer remains open for at least 10 business days after such notification. Shares not purchased in the offer will be returned promptly following the expiration of the offer. See Section 3.


     TO PROPERLY TENDER SHARES, YOU MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING SHARES. IF YOU WISH TO MAXIMIZE THE CHANCE THAT YOUR SHARES WILL BE PURCHASED AT THE PURCHASE PRICE DETERMINED BY SUMMIT, YOU SHOULD CHECK THE BOX IN THE SECTION ON THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER." NOTE THAT THIS ELECTION COULD RESULT IN YOUR SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $14.00 PER SHARE.

     Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the telephone number and address set forth on the back cover of this Offer to Purchase.

February 7, 2002

                               SUMMARY TERM SHEET

     This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase and Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

WHAT SECURITIES IS SUMMIT OFFERING TO PURCHASE? (PAGE 9)

     Summit is offering to purchase 180,000 shares of its common stock, or, if a lesser number of shares are properly tendered, all shares properly tendered. If more than 180,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for "odd lots," which will be purchased on a priority basis.

HOW MUCH WILL SUMMIT PAY ME FOR MY SHARES AND IN WHAT FORM OF PAYMENT? (PAGE 16)

     Summit is conducting the offer through a procedure commonly called a modified "Dutch Auction."

     - This procedure allows you to select the price within a specified price range at which you are willing to sell your shares. The price range for this offer is $14.00 to $17.00.

     - Summit will determine the lowest single price per share within the price range that will allow it to purchase 180,000 shares, or if fewer shares are tendered, all shares tendered.

     - All shares purchased will be purchased at the same price, even if you have selected a lower price, but no shares will be purchased above the purchase price.


     - If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price determined by Summit under the terms of the offer. Note that this election could result in your shares being purchased at the minimum price of $14.00 per share and could effectively decrease the price at which any securities will be purchased.



     - Shareholders whose shares are purchased in the offer will be paid the purchase price, net in cash, without interest, promptly after the expiration of the offer. Under no circumstances will Summit pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.


DOES SUMMIT HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE 20)

     Summit intends to finance all of the approximately $3,060,000 of funds required to purchase the shares in this offer with excess capital and funds available under Summit's existing line of credit.

WHEN DOES THE TENDER OFFER EXPIRE? CAN SUMMIT EXTEND THE OFFER, AND IF SO, HOW WILL I BE NOTIFIED? (PAGE 9)

     - The offer expires on Friday, March 15, 2002, at 12:00 midnight, Atlanta time, unless it is extended by Summit.

     - Summit may extend the offer at any time.

     - Summit cannot assure you that the offer will be extended or, if extended, for how long.

     - If the offer is extended, Summit will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period.

WHAT IS THE PURPOSE OF THE OFFER? (PAGE 11)

     The Board of Directors believes that given the current market price of the shares and Summit's financial condition and outlook, the purchase of shares at this time is a prudent use of its financial resources. Despite a challenging year in 2001 for Summit and the banking industry generally as a result of precipitous declines in interest rates, Summit's management believes that significant deposit repricing opportunities in early 2002 are likely to reduce funding costs and improve Summit's net interest margin. Management believes that these factors, coupled with Summit's strong credit quality and presence in the SBA lending market, represent bases for earnings growth and a resulting appreciation in the market price of the common stock.


     In addition, this offer allows shareholders an opportunity to exit all or part of their investment in Summit on potentially more favorable terms than would otherwise be available. However, shareholders who choose not to tender their shares may also benefit from these transactions. Non-tendering shareholders will own a greater interest in a company with a potentially stronger earnings per share growth rate.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? (PAGE 18)

     Summit's obligations to accept for payment, purchase or pay for any shares tendered depends upon a number of conditions, including the absence of competing tender offers, the absence of material changes in our business changes, and the absence of certain changes in the financial markets. See "The Offer -- Section 7, Conditions to the Offer."

HOW DO I TENDER MY SHARES? (PAGE 13)

     If you decide to tender your shares, you must either:

     - Deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to the Bank before 12:00 midnight on Friday, March 15, 2002; or

     - If your share certificates are not immediately available for delivery to the Bank, comply with the guaranteed delivery procedure before 12:00 midnight on Friday, March 15, 2002.

     - You may contact the Bank or your broker for assistance.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES? (PAGE 16)

     You may withdraw your tendered shares at any time before 12:00 midnight on Friday, March 15, 2002 unless the offer is extended. If the offer is extended beyond that time, you may withdraw your tendered shares at any time until the expiration of the offer. In addition, unless Summit accepts your tendered shares for payment before 12:00 midnight, Atlanta time, on Friday, April 5, 2002, you may withdraw your shares any time thereafter.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED? WILL TENDERED SHARES BE PRORATED? (PAGE 10)

     Summit will purchase up to 180,000 shares, or if a lesser number of shares are properly tendered, all shares properly tendered at a price range between $14.00 and $17.00. If more than 180,000 shares are properly tendered at prices at or below the purchase price, the shares will be purchased in the following order:

     - First, Summit will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the selected purchase price; and

     - Second, after purchasing all shares from the "odd lot holders," subject to the conditional tender provisions described in Section 6, Summit will then purchase shares from all other shareholders who properly tender shares at or below the selected purchase price, on a pro rata basis.


     In addition, if shares are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such shares would result in there being fewer than 300 shareholders of record, we will purchase only 99% of the total number of shares so tendered by each shareholder of record. In such an event, we will notify you of our intent to purchase only 99% of a tendering holder's shares and ensure that the offer remains open for at least 10 business days after such notification. In view of the foregoing, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

WHAT DO SUMMIT AND ITS BOARD OF DIRECTORS THINK OF THE OFFER? (PAGE 8)

     - Neither Summit nor Summit's Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares.

     - You must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

     - Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.


WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 20)


     - On February 4, 2002, the latest practicable full trading day on which Summit stock was traded before the announcement of the offer, the last reported sale price of the shares in The Wall Street Journal was $14.85 per share.

     - Shareholders are urged to obtain current market quotations for their shares.

WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     For additional information or assistance, you may contact:
         Gary McClung
         Chief Financial Officer
         The Summit National Bank
         4360 Chamblee-Dunwoody Road
         Atlanta, Georgia 30341
         (404) 454-0400

     SUMMIT HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF SUMMIT AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED HEREIN OR TO WHICH SUMMIT HAS REFERRED THEM. SUMMIT HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUMMIT.

                            ------------------------

                               TABLE OF CONTENTS


SECTION                                                             PAGE
-------                                                             ----
SUMMARY TERM SHEET...............................................     3
FORWARD-LOOKING STATEMENTS.......................................     7
THE OFFER........................................................     9
 1.  NUMBER OF SHARES; PRORATION.................................     9
 2.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER..........    11
 3.  PROCEDURES FOR TENDERING SHARES.............................    13
 4.  WITHDRAWAL RIGHTS...........................................    16
 5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE............    17
 6.  CONDITIONAL TENDER OF SHARES................................    18
 7.  CONDITIONS TO THE OFFER.....................................    18
 8.  PRICE RANGE OF SHARES; DIVIDENDS............................    20
 9.  SOURCE AND AMOUNT OF FUNDS..................................    20
10.  CERTAIN INFORMATION CONCERNING SUMMIT.......................    20
11.  INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
     ARRANGEMENTS CONCERNING SHARES..............................    25
12.  EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
     UNDER THE EXCHANGE ACT......................................    27
13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.................    28
14.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................    28
15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT..................    30
16.  FEES AND EXPENSES...........................................    31
17.  MISCELLANEOUS...............................................    31


                            ------------------------

                           FORWARD-LOOKING STATEMENTS


     This Offer to Purchase, including the discussions in Section 1, Section 2 and Section 10, contain certain "forward-looking statements" which involve a number of risks and uncertainties. Summit cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those referred to or reflected in the forward-looking statements, including, but not limited to:


     - the effects of future economic conditions;

     - government monetary and fiscal policies;

     - legislative and regulatory changes;

     - the effects of changes in interest rates on the level and composition of deposits, loan demand, the value of loan collateral, and interest rate risks;

     - the effects of competition from commercial banks, thrifts, consumer finance companies, and other financial institutions operating in our market area and elsewhere; and

     - other risks and uncertainties identified from time to time in Summit's reports filed with the Securities and Exchange Commission and in public announcements.


     Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, provide protection for forward-looking statements pursuant to the safe-harbor provisions of The Private Securities Litigation Reform Act of 1995. Although statements made in connection with certain transactions are given protection under the safe harbor, the statements made in connection with this offer are not given such protection.

To the Holders of Common Stock of Summit Bank Corporation:

     Summit Bank Corporation, a Georgia corporation, invites its shareholders to tender shares of its common stock, with no par value, for purchase by Summit. Summit is offering to purchase up to 180,000 shares at a price not in excess of $17.00 nor less than $14.00 per share, net to seller in cash, without interest, as specified by shareholders tendering their shares.

     Summit will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. Summit will select the lowest purchase price that will allow it to buy 180,000 shares or, if a lesser number of shares are properly tendered, all shares properly tendered. In determining which shares it will acquire by means of the modified "Dutch Auction," Summit will add the shares tendered by the shareholders who have indicated their willingness to accept the price determined in the offer to those shares tendered at $14.00. Accordingly, shares tendered at the price determined in the offer will be treated the same as shares tendered at $14.00. All shares properly tendered at prices at or below the selected purchase price and not properly withdrawn will be purchased, subject to the conditions of the offer, including the proration, odd lot tender provisions and conditional tender provisions. All shares acquired in the offer will be acquired at the same purchase price.

     Summit reserves the right, in its sole discretion, to purchase more than 180,000 shares pursuant to the offer. See Section 15.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

     THE BOARD OF DIRECTORS OF SUMMIT HAS AUTHORIZED THIS OFFER. HOWEVER, NEITHER SUMMIT NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSIDER OUR REASONS FOR MAKING THIS OFFER, INCLUDING ALLOWING SHAREHOLDERS THE OPPORTUNITY TO EXIT ALL OR A PART OF THEIR INVESTMENT IN SUMMIT ON POTENTIALLY MORE FAVORABLE TERMS THAN WOULD OTHERWISE BE AVAILABLE AND THAT GIVEN THE CURRENT MARKET PRICE OF THE SHARES AND OUR FINANCIAL CONDITION AND OUTLOOK, THE PURCHASE OF SHARES AT THIS TIME IS A PRUDENT USE OF OUR FINANCIAL RESOURCES. SEE
SECTION 2. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN TO THE OFFER.


     If at the expiration of the offer more than 180,000 shares (or such greater number of shares as Summit may elect to purchase) are properly tendered and not withdrawn at or below the purchase price, Summit will buy shares first from all "odd lot holders" (as described in Section 1) who properly tender all of their shares at or below the purchase price and second, subject to the conditional tender provisions described in Section 6, on a pro rata basis from all other shareholders who properly tender shares at prices at or below the purchase price. See Section 1. In addition, if shares are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such shares would result in there being fewer than 300 shareholders of record, we will purchase only 99% of the total number of shares so tendered by each shareholder of record. In such an event, we will notify you of our intent to purchase only 99% of a tendering holder's shares and ensure that the offer remains open for at least 10 business days after such notification. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and not withdrawn and shares not purchased because of proration or conditional tenders, will be returned at Summit's expense promptly after the expiration of the offer.


     The purchase price will be paid net to the tendering shareholder in cash, without interest, for all shares purchased. Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Bank will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 8 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by Summit in the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Bank. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE BANK THE SUBSTITUTE FORM W-9 OR SUBSTITUTE FORM W-8 THAT IS INCLUDED AS A PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 27% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

     As of December 31, 2001, Summit had 1,934,643 shares issued and outstanding. The 180,000 shares that Summit is offering to purchase pursuant to the offer represent approximately 9.3% of the shares outstanding as of December 31, 2001. The shares are listed and traded on the Nasdaq Stock Market under the symbol "SBGA." On February 4, 2002, the latest practicable full trading day on the Nasdaq Stock Market on which Summit stock was traded prior to the announcement of the terms of the offer, the closing per share sales price as reported by The Wall Street Journal was $14.85. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 8.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the offer, Summit will purchase up to 180,000 shares, or the lesser number of shares properly tendered and not properly withdrawn in accordance with Section 4 before the expiration of the offer, at a price not in excess of $17.00 nor less than $14.00 per share, net to the seller in cash, without interest.

     The offer will expire at 12:00 midnight, Atlanta time, on March 15, 2002. However, Summit may, in its sole discretion, extend the period of time during which the offer will remain open. For a description of Summit's right to extend, delay, terminate or amend the offer, see Section 15.

     Summit reserves the right to purchase more than 180,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), Summit may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Section 15. If the offer is oversubscribed, shares tendered at or below the purchase price prior to the expiration of the offer will be subject to proration, except for "odd lots" and subject to conditional tenders (as described below).

     In accordance with Instruction 11 of the Letter of Transmittal, shareholders desiring to tender shares must either:

     - specify the price, not in excess of $17.00 nor less than $14.00 per share, at which they are willing to sell their shares to Summit in the offer, or


     - specify that they are willing to sell their shares to Summit at the price determined in the offer. Tendering shares in this manner may have the effect of decreasing the price at which any securities will be purchased.



     Promptly following the expiration of the offer, Summit will, upon the terms and subject to the conditions of the offer, determine a single per share price that it will pay for shares properly tendered and not properly withdrawn pursuant to the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders. Summit will select the lowest purchase price, not in excess of $17.00 nor less than $14.00 net per share in cash, that will allow it to purchase 180,000 shares or the lesser number of shares properly tendered and not properly withdrawn. In determining which shares it will acquire by means of the modified "Dutch Auction," Summit will add the shares tendered by those shareholders who have indicated their willingness to accept the price determined in the offer to those shares tendered at $14.00. Accordingly, shares tendered at the price determined in the offer will be treated the same as shares tendered at $14.00. Only shares properly tendered at prices at or below the purchase price determined by Summit and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and not properly withdrawn and shares not purchased because of proration or conditional tenders, will be returned at Summit's expense promptly after the expiration of the offer.

     In the event of an over-subscription of the offer, shares tendered at or below the purchase price before the expiration of the offer will be subject to proration, except for odd lots and subject to conditional tenders (as described below). The proration period also expires on the expiration of the offer.

     If Summit:

     - increases the price that may be paid for shares above $17.00 per share or decreases the price that may be paid for shares below $14.00 per share,

     - increases the number of shares that it may purchase in the offer by more than 2% of the outstanding shares, or

     - decreases the number of shares that it may purchase in the offer,

then the offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to custodians whose names, or the names of whose nominees, appear on Summit's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

     Priority of Purchases. If more than 180,000 shares have been properly tendered at prices at or below the purchase price selected by Summit and not withdrawn prior to the expiration of the offer, Summit will purchase properly tendered shares in the following order of priority:

     - First, Summit will purchase all shares properly tendered and not properly withdrawn prior to the expiration of the offer by any odd lot holder who:

          (1) tenders all shares beneficially owned by the odd lot holder at a price at or below the selected purchase price (tenders of less than all shares owned by the odd lot holder will not qualify for this preference); and

          (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     - Second, after the purchase of all of the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in
       Section 6, Summit will purchase all other shares properly tendered at prices at or below the selected purchase price on a pro rata basis.


     In addition, if shares are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such shares would result in there being fewer than 300 shareholders of record, we will purchase only 99% of the total number of shares so tendered by each shareholder of record. In such an event, we will notify you of our intent to purchase only 99% of a tendering holder's shares and ensure that the offer remains open for at least 10 business days after such notification.

In view of the foregoing, all of the shares that a shareholder tenders in the offer may not be purchased even if they are tendered at prices at or below the purchase price.


     Odd Lots. For purposes of the offer, the term "odd lots" means all shares properly tendered at prices at or below the selected purchase price by any shareholder, or by any shareholder specifying that they are willing to sell their shares to Summit at the price determined in the offer, who owned, beneficially or of record, an aggregate of fewer than 100 shares, and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must properly tender all shares beneficially owned by the odd lot holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By accepting the offer, an odd lot holder will not only avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts in a sale of the holder's shares. However, a tendering shareholder who holds shares with such shareholder's custodian may be required by such custodian to pay a service charge or other fee. Any odd lot holder wishing to tender all of the shareholder's shares pursuant to the odd lot provisions should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     Summit also reserves the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tendered all shares owned, beneficially or of record, at or below the selected purchase price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If Summit exercises this right, it will increase the number of shares that it is offering to purchase by the number of shares purchased through the exercise of this right.


     Proration. If proration of tendered shares is required, Summit will determine the final proration factor promptly following the expiration of the offer. Proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than odd lot holders, at or below the selected purchase price, subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of shares properly tendered and not withdrawn, and because of the odd lot provisions described above and the conditional tender provisions described in Section 6, Summit does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the expiration of the offer. The preliminary results of any proration will be announced by press release promptly after the expiration of the offer.


     As described in Section 14, the number of shares that Summit will purchase from a shareholder pursuant to the offer may affect the United States federal income tax consequences to the shareholder of the purchase and therefore may be relevant to a shareholder's decision whether to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration. The order of purchase may have an effect on the federal income tax treatment of the purchase price for the shares purchased.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.


     Summit is making the offer because the Board of Directors believes that, given the current market price of the shares and Summit's financial condition and outlook, the purchase of shares at this time is a prudent use of its financial resources. Despite a challenging year in 2001 for Summit and the banking industry generally as a result of precipitous declines in interest rates, Summit's management believes that significant deposit repricing opportunities in early 2002 are likely to reduce funding costs and improve Summit's net interest margin. Management believes that these factors, coupled with Summit's strong credit quality and presence in the SBA lending market, represent bases for earnings growth and a resulting appreciation in the market price of the common stock.

     In the view of the Board of Directors, the offer represents an increase in and an acceleration of what would have been a continuing share repurchase program intended to enhance shareholder value both in the near and long term. Prior to the announcement of the offer, Summit repurchased shares pursuant to its share repurchase program in the open market and in privately-negotiated transactions.



     Summit has engaged in a series of repurchase programs for its common stock since 1998. Summit has suspended its current stock repurchase program since the announcement of this offer and the program will remain suspended until the expiration of the offer. The following table summarizes the terms of Summit's stock repurchases.



                                                  SHARES                      AVERAGE PRICE
DATES                                           REPURCHASED   TOTAL COST        PER SHARE
-----                                           -----------   ----------      -------------
 1/01 - 12/01.................................     44,080     $  645,652         $14.55
 8/00 - 12/00.................................      9,600     $  154,000         $16.04
11/98 - 10/99.................................    160,000     $2,680,000         $16.75



     The offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price or prices (not in excess of $17.00 nor less than $14.00 per share) at which they may tender their shares or choose to accept the price determined in the offer and, upon the terms and subject to conditions of the offer, to sell those shares for cash without the usual transaction costs associated with market sales. In addition, shareholders owning fewer than 100 shares whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their shares in a transaction executed on a securities exchange. To the extent that the purchase of shares in the offer results in a reduction in the number of shareholders of record, Summit's cost for shareholder services may be reduced. Shareholders who determine not to accept the offer will realize a proportionate increase in their relative equity interest in Summit, and thus in Summit's future earnings and assets, subject to Summit's right to issue additional shares and other equity securities in the future.


     In considering the offer, the Board of Directors also took into account the expected financial impact of the offer. Summit believes that, following completion of the offer, its excess capital, cash, short-term investments and borrowings, together with its anticipated cash flow from operations, will be adequate for its needs for the foreseeable future. However, Summit's actual experience may differ from the expectations set forth in the preceding sentence. Future events, such as unexpected losses or capital or other expenditures, might have the effect of reducing Summit's available cash balances or might reduce or eliminate the availability of external financial resources.

     Following the completion of the offer, Summit will have approximately 4,000 shares remaining authorized for repurchase under its share repurchase program. Although Summit has no current plans to acquire additional shares other than through the offer, Summit may in the future purchase additional shares in the open market, in privately-negotiated transactions, through tender offers or otherwise. Any such purchase may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the offer. However, Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") prohibits Summit and its affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration of the offer. Any possible future purchases by Summit will depend on many factors, including the market price of the shares, the results of the offer, Summit's business and financial position and general economic and market conditions.

     Shares that Summit acquires pursuant to the offer will be retained as treasury shares or will be cancelled and returned to the status of authorized but unissued shares and will be available for Summit to issue without further shareholder action (except as required by applicable law or the rules of the Nasdaq Stock Market or any other securities exchange on which the shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in Summit's business and the satisfaction of obligations under existing or future employee benefit plans. Except for the issuance of shares under current employee benefit plans, Summit has no current plans for the reissuance of the shares repurchased pursuant to the offer or for the issuance of any other authorized but unissued shares of common stock.

     See Section 12 for information regarding certain effects of the offer on the market for the shares and on their registration under the Exchange Act.

     Except as disclosed in this Offer to Purchase, Summit currently has no plans, proposals or negotiations underway that relate to or would result in:

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving Summit or any of its subsidiaries, that is material to Summit and its subsidiaries, taken as a whole;

     - any purchase, sale or transfer of a material amount of assets of Summit or any of its subsidiaries, taken as a whole;

     - any material change in the dividend rate or policy, or indebtedness or capitalization of Summit;

     - any change in the present board of directors or management of Summit, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

     - any other material change in Summit's corporate structure or business;

     - any class of equity securities of Summit being delisted from a national securities exchange;

     - any class of equity securities of Summit becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

     - the suspension of Summit's obligation to file reports under Section 15(d) of the Exchange Act;

     - the acquisition by any person of additional securities of Summit, or the disposition of securities of Summit; or

     - any changes in Summit's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Summit.

3. PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For shares to be tendered properly pursuant to the offer:

     - the certificates for the shares (or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to the expiration of the offer by the Bank at its address set forth on the back cover of this Offer to Purchase, or

     - the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     IN ACCORDANCE WITH INSTRUCTION 11 OF THE LETTER OF TRANSMITTAL, SHAREHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST EITHER:

     - CHECK ONE OF THE BOXES IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" INDICATING THE PRICE AT WHICH THEIR SHARES ARE BEING TENDERED OR

     - CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER."

     Shareholders who desire to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, odd lot holders who tender all of their shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders described in Section 1.

     Book-Entry Delivery. SunTrust Bank, Atlanta will act as transfer agent with respect to the shares for purposes of the offer. The Depository Trust Company ("DTC") is a book entry transfer facility. Any financial institution that is a participant in DTC's system may make book-entry delivery of the shares by causing the facility to transfer shares into the Bank's account at SunTrust Bank in accordance with DTC's procedures for transfer. Although delivery of shares may be effected through book-entry transfer, either:

     - a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other required documents must be transmitted to and received by the Bank at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the offer, or

     - the guaranteed delivery procedure described below must be followed.

     DELIVERY OF DOCUMENTS TO SUNTRUST BANK OR DTC DOES NOT CONSTITUTE DELIVERY TO THE BANK.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if:

     - the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, will include any participant in DTC whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or

     - shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an "Eligible Institution").

     If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Bank of certificates for the shares (or a timely confirmation of a book-entry transfer of the shares into the Bank's account at SunTrust Bank as described above), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Return of Shares Not Purchased. If any shares tendered and not withdrawn are not purchased, or if less than all shares evidenced by a shareholder's certificates are tendered, certificates for shares not purchased will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

     Backup Federal Income Tax Withholding. Under United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 27% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such shareholder's taxpayer identification number (employer identification number or social security number) to the Bank and certifies that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Bank that such shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain non-United States holders) are not subject to these backup withholding and reporting requirements. In order for a non-United States holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. A Substitute Form W-8 is provided in the Letter of Transmittal. See Instruction 5 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 27% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE BANK WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 OR SUBSTITUTE FORM W-8 INCLUDED IN THE LETTER OF TRANSMITTAL.

     For a discussion of certain Federal income tax consequences to tendering shareholders, see Section 14.

     Guaranteed Delivery. If a shareholder desires to tender shares pursuant to the offer and such shareholder cannot deliver certificates for such shares to the Bank prior to the expiration of the offer (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Bank prior to the expiration of the offer, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

     - such tender is made by or through an Eligible Institution;

     - the Bank receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the expiration of the offer, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form Summit has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution; and

     - the certificates for all tendered shares, in proper form for transfer (or confirmation of a book-entry transfer of the shares into the Bank's account at SunTrust via DTC), together with a properly completed and duly executed Letter of Transmittal and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Bank within three New York Stock Exchange trading days after the date of receipt by the Bank of such Notice of Guaranteed Delivery.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the purchase price to be paid for shares accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by Summit, in its sole discretion, and its determination will be final and binding on all parties. Summit reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which may be unlawful. Summit also reserves the right to waive any of the conditions of the offer or any defect or irregularity in any tender of shares, and Summit's interpretation of the terms of the offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Summit. Neither Summit, the Bank, nor any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

     Tendering Shareholder's Representation and Warranty; Summit's Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the offer, as well as the tendering shareholder's representation and warranty to Summit that:

     - the shareholder has a net long position within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act in the shares at least equal to the shares being tendered and

     - the tender of shares complies with Rule 14e-4.

     It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

     - has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and

     - will deliver or cause to be delivered the shares in accordance with the terms of the offer.

     Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Summit's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and Summit upon the terms and subject to the conditions of the offer.

     Lost or Destroyed Certificates. Shareholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed must so indicate in the box entitled "Description of Shares Tendered" in the Letter of Transmittal. These shareholders must notify the Bank, as transfer agent, at
(770) 454-0400 and will be instructed as to the documents which will be required to be submitted together with the Letter of Transmittal to receive replacement stock certificates) representing the shares.

4. WITHDRAWAL RIGHTS.

     Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration of the offer and, unless already accepted for payment by Summit pursuant to the offer, may also be withdrawn at any time after 12:00 midnight, Atlanta time, on Friday, March 15, 2002. Except as otherwise provided in this section 4, tenders of shares pursuant to the offer are irrevocable.

     For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Bank at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered the shares, the number of shares tendered and the number of shares to be withdrawn. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Bank, then, prior to the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to he withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and otherwise comply with the procedures of DTC. Neither Summit, the Bank, nor any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by Summit, in its sole discretion, which determination shall be final and binding.

     Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the expiration of the offer by again following one of the procedures described in Section 3.

     If Summit extends the offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the offer for any reason, then, without prejudice to Summit's rights under the offer, the Bank may, subject to applicable law, retain tendered shares on behalf of Summit, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.


     Promptly following the expiration of the offer, Summit will:


     - determine a single per share price that it will pay for the shares properly tendered and not properly withdrawn before to the expiration of the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders, and

     - accept for payment and pay for (and thereby purchase) up to 180,000 shares properly tendered at prices at or below the selected purchase price and not properly withdrawn before the expiration of the offer, subject to the proration, odd lot priority and conditional tender provisions of the offer.

     For purposes of the offer, Summit will be deemed to have accepted for payment (and therefore purchased) shares that are tendered at or below the selected purchase price and not properly withdrawn, subject to the proration, odd lot priority and conditional tender provisions of the offer, only when, as and if it gives oral or written notice to the Bank of its acceptance of shares for payment pursuant to the offer.


     Summit will accept for payment and pay a single purchase price per share for all of the shares accepted for payment pursuant to the offer promptly after the expiration of the offer.


     Summit will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price with the Bank, which will act as agent for tendering shareholders for the purpose of receiving payment from Summit and transmitting payment to the tendering shareholders.


     In the event of proration, Summit will determine the final proration factor and pay for those shares tendered and accepted for payment promptly after the expiration of the offer. However, Summit does not expect to be able to announce the final results of any proration and commence the payment for shares purchased until approximately seven business days after the expiration of the offer. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant therein who so delivered the shares, to the tendering shareholder at Summit's expense as promptly as practicable after the expiration or termination of the offer. Under no circumstances will Summit pay interest on the purchase price by reason of any delay in making payment. In addition, if certain events occur, Summit may not be obligated to purchase shares pursuant to the offer. See Section 7.


     Summit will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from the payment of stock transfer taxes, is submitted. See Instruction 8 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE BANK THE SUBSTITUTE FORM W-9 OR SUBSTITUTE FORM W-8 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT

TO BACKUP FEDERAL INCOME TAX WITHHOLDING OF 27% OF THE GROSS PROCEEDS PAID TO THAT SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

6. CONDITIONAL TENDER OF SHARES.

     Under certain circumstances and subject to the exceptions for odd lot holders described in Section 1, Summit may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder might affect the tax consequences to such shareholder of such purchase and such shareholder's decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder's tendered shares must be purchased. Any shareholder wishing to make a conditional tender must so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of shares from the shareholder pursuant to the offer in such a manner that it will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for Federal income tax purposes. It is the tendering shareholder's responsibility to calculate such minimum number of shares and each shareholder is urged to consult such shareholder's own tax advisor.

     Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased.


     If the effect of accepting tenders on a pro rata basis is to reduce the number of shares to be purchased from any shareholder below the minimum number specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph. All shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned promptly after the expiration of the offer.


     If the conditional tenders regarded as withdrawn causes the total number of shares to be purchased to fall below 180,000, then, to the extent feasible, Summit will select enough of the conditional tenders that would otherwise have been regarded as withdrawn to permit it to purchase 180,000 shares. In selecting among the conditional tenders, Summit will select by random lot and will limit its purchase in each case to the designated minimum number of shares to be purchased. Conditional tenders will be selected by lot only from shareholders who tender all of their shares.

     IN THE EVENT OF PRORATION, ANY SHARES TENDERED PURSUANT TO A CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED (EXCEPT AS PROVIDED ABOVE) AND WILL BE REGARDED AS WITHDRAWN.

7. CONDITIONS TO THE OFFER.

     Notwithstanding any other provision of the offer, Summit will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after the date of this offer and before the expiration of the offer any of the following events shall have occurred (or shall have been determined by Summit to have occurred) that, in Summit's reasonable judgment, makes it inadvisable to proceed with the offer or with acceptance of shares for payment:

     - there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any governmental authority or by any other person before any governmental authority that:

          (1) challenges or seeks to challenge our purchase of the shares, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), or seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer;

          (2) seeks to make the purchase of, or payment for, some or all of the shares pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

          (3) might result, in our reasonable judgment, in a material limitation of the benefits expected to be derived by us as a result of the offer;

     - there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, us or any affiliate of ours, or any other action shall have been taken, proposed or threatened, by any governmental authority or court that, in our reasonable judgement, might, directly or indirectly, result in any of the consequences referred to in clauses (1) through (3) of the immediately preceding paragraph; or

     - there shall have occurred:

          (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

          (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

          (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and not existing on the date of this offer;

          (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

          (5) a decrease in the market price of the shares of more than 10% measured from the close on the last trading day preceding the date of this offer and the close on the last trading day prior to expiration of this offer;

          (6) any extraordinary or material adverse change in the financial markets in the United States such that there shall have occurred at least a 10% decrease in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies, measured between the close on the last trading day preceding this offer and the close on the last trading day preceding the expiration of this offer; or

          (7) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgement, a material acceleration or worsening thereof.

     - a tender or exchange offer with respect to some or all of the shares (other than the offer), or a merger or acquisition proposal for Summit, shall have been proposed, announced or made by another person or shall have been publicly disclosed;

     - Summit shall have learned after the date of the offer that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares other than as disclosed as a Schedule 13D or Schedule 13G;

     - any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Summit or its subsidiaries that, in Summit's reasonable judgment, is or may be material to Summit or its subsidiaries.

     The conditions described above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition and may waive them at any time prior to the expiration of this offer in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Our determination concerning the events described above will be final and binding.

8. PRICE RANGE OF SHARES; DIVIDENDS.

     The shares are listed and traded on the Nasdaq Stock Market under the symbol "SBGA." The following table sets forth, for the periods indicated, the high and low per share sales prices as reported by The Wall Street Journal and the cash dividends paid per share in each such fiscal quarter.

                                                             HIGH     LOW     DIVIDENDS
                                                            ------   ------   ---------
2002:
  1st Quarter(through February 4, 2002)...................  $15.35   $13.81        **
2001:
  1st Quarter.............................................  $21.50*  $12.92*    $0.18
  2nd Quarter.............................................   16.75    14.13      0.18
  3rd Quarter.............................................   17.25    15.00      0.18
  4th Quarter.............................................   15.42    13.55      0.18
2000:
  1st Quarter.............................................  $13.25   $11.25     $0.18
  2nd Quarter.............................................   16.88    14.13      0.18
  3rd Quarter.............................................   16.75    11.94      0.18
  4th Quarter.............................................   17.63    15.32      0.18

---------------

 * Reflects the effect of a five-for-four stock split in the form of a stock dividend effected in February 2001.
** On February 1, 2002, Summit declared a dividend of $0.18 per share payable on February 25, 2002 to each shareholder of record as of February 15, 2002.

     On February 4, 2002, the latest practicable full trading day on which Summit stock was traded prior to the announcement of the offer, the closing per share sales price as reported by The Wall Street Journal was $14.85. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

9. SOURCE AND AMOUNT OF FUNDS.

     Assuming Summit purchases 180,000 shares pursuant to the offer at a purchase price of $17.00 per share, Summit expects the maximum aggregate cost to be approximately $3.1 million, including estimated fees and expenses. Summit intends to finance the purchase of shares pursuant to the offer and the payment of related fees and expenses with excess capital and amounts available under a $3 million line of credit with SunTrust Bank of Atlanta that bears interest at a rate of prime minus 1% per annum. The credit facility expires on August 31, 2002. Interest is paid quarterly, with principal payable at maturity on August 31, 2002. The loan is collateralized by a portion of Summit's stock in its bank subsidiary.

     The offer is not contingent on financing.

10. CERTAIN INFORMATION CONCERNING SUMMIT.

     Overview

     Summit Bank Corporation was organized as a Georgia corporation on October 15, 1986, primarily to become a bank holding company by acquiring all the common stock of The Summit National Bank upon its formation. The Bank commenced business on March 10, 1988, and Summit's primary activity since then has been the ownership and operation of the Bank.

     The Bank is a banking association organized under the laws of the United States. The Bank engages in commercial banking from its main office and three branch offices, all of which are located in its primary service area of northern metropolitan Atlanta, Georgia. The fourth branch office was added on June 30, 1998 with the Bank's acquisition of California Security Bank (CSB) in San Jose, California. The Bank's fourth office is in an ethnic community of San Jose that is very similar to part of the Bank's Atlanta primary service area. In June 2001, the Bank closed a location in Atlanta and consolidated its accounts with another branch office. The Bank seeks to serve four principal markets:

     - individuals, professionals, and small to medium-sized businesses in the Bank's primary service areas;

     - ethnic communities, principally Asian-Americans, European-Americans and Latin Americans, located in the primary service areas, including businesses operated by members of such communities;

     - individuals, professionals, and businesses in the primary service areas requiring the international financial transaction services offered by the Bank; and

     - foreign corporations and individuals requiring specialized banking services (international private banking) in the Atlanta and San Jose metropolitan areas.

     Management believes the identified markets continue to provide significant growth opportunities for the Bank. The Bank offers these markets a variety of traditional and specialized banking services, and emphasizes personal service, cultural sensitivity and accessibility of management.

     Banking Services

     The Bank offers the full range of deposit services typically offered by most banks and other financial institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposits. However, the Bank tailors its transaction accounts and time certificates to the principal market areas at rates competitive to those offered in the area. In addition, retirement accounts such as Individual Retirement Accounts (IRAs) are available. The Bank solicits these accounts from individuals, businesses, associations, and government entities. All deposit accounts are insured by the FDIC up to the maximum amount ($100,000 per depositor). There are certain risks in making all loans. A principal economic risk in making loans is the creditworthiness of the borrower. Other risks in making loans include the period of time over which loans may be repaid, changes in economic and industry conditions, in dealing with individual borrowers, and uncertainties about the future value of any collateral. The Bank's management maintains an allowance for loan losses based on, among other things, an evaluation of economic conditions and other lending risks, and its regular reviews of delinquencies and loan portfolio quality.

     The Bank offers a full range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. The Bank offers government guaranteed loans under the Small Business Administration (SBA) loan program. After originating a guaranteed loan, the Bank may sell the guaranteed portion (approximately 75%) resulting in a gain on the sale of the portion of the loan sold. In addition, the Bank retains the servicing rights to these loans, which generate servicing income on the portion sold. Personal (or consumer) loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. The Bank also offers residential mortgages through a brokering arrangement with Century Mortgage Corporation.

     In addition to deposit and loan services, the Bank's other domestic services include 24-hour multi-lingual telephone banking, Internet banking, cash management services, investment sweep accounts, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks and automatic drafts for various accounts. The Bank is a member of the STAR and CIRRUS ATM networks. These ATM networks are used by Bank customers in major cities throughout Georgia and California and in various other cities in the United States and worldwide. The ATM located at the Asian Banking Center branch location also offers multi-lingual screens for Asian-speaking patrons. The Bank offers both VISA and MasterCard credit cards to its customers through a third party vendor.

     The Bank's international banking services include inbound and outbound international funds transfers, foreign collections, and import and export letters of credit. The Bank also issues bankers acceptances. The

Bank issues drafts or bills of exchange to facilitate international trade and funds are available only after the Bank completes a diligent credit review process. In addition, the Bank offers private banking services to qualified foreign individuals and corporations establishing business operations in Atlanta. These specialized private banking services include bill paying, statement and mail holding, currency exchange, international funds transfers and personal lines of credit (including credit card services).

     In addition, the Bank's private banking group assists executives living in the United States with personal banking services that support international business objectives. These services include introductions to correspondent financial services as well as to Summit's general business contacts in international trade markets. The Bank's customers also may invest in equity stocks and mutual funds through an arrangement with a third party brokerage firm, giving customers more flexibility in their investment options.

     The Bank does not offer personal or corporate trust services (other than retirement custodial services for IRAs and similar plans).

     2001 Earnings

     On January 29, 2002, Summit reported fourth quarter 2001 net earnings of $655,000 compared to $803,000 for the fourth quarter of 2000. Net earnings per share were $.34 for fourth quarter 2001 compared to $.41 per share for the same period in 2000. The decline in earnings was partly attributed to a lower net interest margin in the current quarter as well as an unrealized loss recorded by Summit resulting from marking a derivative instrument to fair value. Summit entered into an interest rate swap agreement during the fourth quarter of 2001 to reduce interest rate risk on certain variable rate loans. As a result of market fluctuations at year-end 2001, Summit recorded in earnings an unrealized loss on this instrument of $275,000. Subsequent to December 31, 2001, Summit has recorded an unrealized gain of $296,000 as a result of the appreciation in fair value of the interest rate swap. In addition, in January 2002, Summit designated the interest rate swap as a hedge of variable cash flows associated with $25 million of its loan portfolio tied to the prime rate, thus eliminating the requirement to record the change in fair value of the swap in earnings in future periods. Provision for loan losses also declined $345,000 during the quarter due to improved credit quality.

     For the year ended December 31, 2001, Summit reported net earnings of $2.6 million compared to $3.8 million for the year ended December 31, 2000. Net earnings per share for the comparable twelve-month periods were $1.34 in 2001 versus $1.59 in 2000. All prior period results have been adjusted for a stock dividend in February 2001. Compression in the net interest margin, primarily resulting from funding costs, was the largest contributing factor. And, in addition to the unrealized loss previously mentioned, Summit recorded special charges in first quarter 2001 of approximately $125,000 related to the ceased operations of a subsidiary engaged in payroll check cashing, and $135,000 in charges related to a potential bank acquisition. Discussions related to that acquisition have terminated.

     Return on average assets for the current year was .80% compared to 1.35% last year. Return on average shareholders' equity was 10.76% in 2001 versus 15.9% in 2000.

     Total assets grew to $341 million at December 31, 2001, an increase of 20.48% over December 31, 2000, fueled mostly by early 2001 growth in certificates of deposit. Non-interest bearing deposits also grew 9% during the year and represented 23.70% of all deposits at year-end 2001. Summit experienced strong loan growth, 15.65%, during 2001, which partially offset the decline in revenue due to rate reductions. Credit quality also improved substantially during 2001 as nonperforming assets declined to .21% of total loans from 1.06% a year earlier. Asset growth primarily consisted of new loan originations which increased total loans outstanding to $217 million at December 31, 2001, compared to $187 million a year earlier. During the fourth quarter loans increased 5%, or $11 million.

     Non-interest income was $690,000 in fourth quarter 2001, down 12% compared to the same period last year. The decrease is due primarily to the unrealized loss recorded on the interest rate swap. Non-interest income was $3.2 million in 2001, down $346,000 compared to the same period last year. During fourth quarter 2001, non-interest expenses declined to $2.6 million from $2.7 million in the same period a year earlier. Non-interest expenses for both twelve-month periods, excluding the special charges previously noted, were unchanged at $10.7 million.

                                                                    DECEMBER 31,
                                                              -------------------------     %
                                                                2001          2000        CHANGE
                                                              ---------   -------------   ------
                                                              (IN THOUSANDS EXCEPT PER
                                                                     SHARE DATA)
Total Assets................................................  $341,443      $283,403      20.48%
Net Loans...................................................   216,510       187,213      15.65%
Investments.................................................    90,209        59,402      51.84%
Total Deposits..............................................   294,924       239,274      23.26%
  Non-Interest Bearing......................................    66,943        60,727      10.24%
  Interest Bearing..........................................   227,981       178,547      27.69%
Stockholders' Equity........................................    27,396        25,950       5.57%
Loans as % Deposits.........................................     73.41%        78.24%
Allowance for Loan Losses as % of Total Loans...............      1.47%         1.65%
Nonperforming Assets as % of Total Loans....................      0.21%         1.06%
Return on Average Assets....................................      0.80%         1.35%
Return on Average Equity....................................     10.76%        15.94%

                                         THREE MONTHS
                                             ENDED                  TWELVE MONTHS ENDED
                                         DECEMBER 31,                  DECEMBER 31,
                                        ---------------     %       -------------------      %
                                         2001     2000    CHANGE      2001       2000     CHANGE
                                        ------   ------   ------    --------   --------   -------
Interest Income.......................  $5,380   $6,081   (11.51)%  $23,549    $23,347       0.87%
Interest Expense......................   2,481    2,499    (0.68)%   11,084      9,078      22.10%
Net Interest Income...................   2,899    3,582   (19.07)%   12,465     14,269     (12.64)%
Provision for Loan Losses.............      80      425   (81.18)%      755      1,250     (39.60)%
Non-Interest Income...................     689      788   (12.44)%    3,184      3,530      (9.80)%
Non-Interest Expenses.................   2,626    2,706     2.99%    11,002     10,692       2.90%
Income Before Taxes...................     882    1,239   (28.65)%    3,892      5,857     (33.55)%
Tax Expense...........................     227      436   (48.17)%    1,280      2,070     (38.16)%
Net Income............................     655      803   (18.06)%    2,612      3,787     (31.03)%
Basic Earnings Per Share..............  $ 0.34   $ 0.41   (17.07)%  $  1.33    $  1.91     (30.37)%
Diluted Earnings Per Share............    0.34     0.41   (17.07)%     1.33       1.91     (30.37)%
Dividend Per Share....................    0.18     0.18       --       0.72       0.72         --

     Selected Financial Data



     The selected consolidated financial data presented below as of and for the nine months ended September 30, 2001 and 2000 and the years ended December 31, 2000 and 1999 is unaudited and has been derived from the consolidated financial statements of Summit and its subsidiaries, and from Summit's records. The information presented below should be read in conjunction with Summit's consolidated financial statements and the notes to consolidated financial statements that are incorporated by reference herein. Averages are derived from daily balances. Share and per share amounts for all years are adjusted for a 20% stock dividend paid February 16, 2001.



                                                 FISCAL YEARS ENDED         NINE MONTHS ENDED
                                                    DECEMBER 31,              SEPTEMBER 30,
                                               -----------------------   -----------------------
                                                  2000         1999         2000         2001
                                               ----------   ----------   ----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Total assets.................................  $  283,403   $  281,267   $  278,024   $  331,890
Investment securities........................      59,402       70,440       66,145       88,746
Loans........................................     190,354      167,719      183,837      209,002
Allowance for loan losses....................       3,141        2,525        3,136        3,458
Deposits.....................................     239,274      232,941      222,983      285,023
Federal Home Bank Loan Bank advances.........      10,000       10,000       17,000       10,000
Other borrowed funds.........................       4,809       11,371        9,686        4,854
Stockholders' equity.........................      25,950       22,786       24,803       28,057



                                                 FISCAL YEARS ENDED         NINE MONTHS ENDED
                                                    DECEMBER 31,              SEPTEMBER 30,
                                               -----------------------   -----------------------
                                                  2000         1999         2000         2001
                                               ----------   ----------   ----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Interest income..............................  $   23,347   $   19,744   $   17,266   $   18,169
Interest expense.............................       9,078        7,742        6,579        8,603
Net interest income..........................      14,269       12,002       10,687        9,566
Provision for loan losses....................       1,250          899          825          675
Net interest income after provision for loan
  losses.....................................      13,019       11,103        9,862        8,891
Non-interest income..........................       3,530        3,326        2,742        2,495
Non-interest expense.........................      10,692       10,215        7,986        8,376
Income tax expense...........................       2,070        1,489        1,634        1,053
Net income...................................  $    3,787   $    2,725   $    2,984   $    1,957



                                                 FISCAL YEARS ENDED         NINE MONTHS ENDED
                                                    DECEMBER 31,              SEPTEMBER 30,
                                               -----------------------   -----------------------
                                                  2000         1999         2000         2001
                                               ----------   ----------   ----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA
Book value per share at year end.............  $    13.76   $    13.76   $    12.53   $    14.27
Basic earnings per share.....................        1.91         1.33         1.50          .99
Diluted earnings per share...................        1.91         1.33         1.50          .99
Weighted-average shares
  outstanding -- basic.......................   1,983,611    2,055,982    1,985,550    1,975,347
Weighted-average shares
  outstanding -- diluted.....................   1,983,611    2,055,982    1,985,550    1,975,347
Dividends declared...........................  $      .72   $      .52   $      .54   $      .54
Dividend payout ratio........................       32.70%       32.70%      36.000%       54.54%

                                                 FISCAL YEARS ENDED         NINE MONTHS ENDED
                                                    DECEMBER 31,              SEPTEMBER 30,
                                               -----------------------   -----------------------
                                                  2000         1999         2000         2001
                                               ----------   ----------   ----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RATIOS
Return on average assets.....................        1.35%        1.04%        1.40%         .80%
Return on average equity.....................       15.94%       11.60%        17.1%        9.76%
Average equity/average assets................        8.49%        8.98%        8.48%        7.49%
Net interest margin..........................        5.67%        5.07%        5.72%        4.29%
Non-performing assets/total loans and other
  real estate................................        1.06%         .77%        1.06%        1.04%
Allowance for loan losses/total loans........        1.65%        1.51%        1.71%        1.65%
Non-interest expense/net interest income and
  non-interest income........................       60.07%       66.65%       59.47%       69.45%


     Additional Information; Incorporation by Reference.

     Summit is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Summit's directors and officers, their remuneration, options granted to them, the principal holders of the securities and any material interest of such persons in transactions with Summit is required to be disclosed in proxy statements distributed to Summit's shareholders and filed with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The shares are listed for trading on the Nasdaq Stock Market and reports, proxy statements and other information concerning Summit also can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, NW, Washington, DC 20006.


     The rules of the Commission allow Summit to "incorporate by reference" information into this document, which means that Summit can disclose important information to you by referring you to another document filed separately with the Commission. This offer incorporates by reference the financial statements and the notes related thereto contained in the documents listed below that have been previously filed with the Commission. These documents contain important information about Summit.


          SEC FILINGS (FILE NO. 000-21267)                         PERIOD
          --------------------------------                         ------
Annual Report on Form 10-K..........................  Year ended December 31, 2000
Quarterly Report on Form 10-Q.......................  Quarter ended March 31, 2001
Quarterly Report on Form 10-Q.......................  Quarter ended June 30, 2001
Quarterly Report on Form 10-Q.......................  Quarter ended September 30, 2001

11. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     The following table sets forth, as of December 31, 2001 and as of the completion of this offer (assuming none of the indicated persons tenders shares on the offer) the number and percentage of shares of Summit common stock beneficially owned by each director and executive officer of Summit, and by all of the directors and executive officers of Summit as a group. Except where otherwise indicated, each individual has sole voting and investment power over the common stock listed by his or her name.

                                                                               PERCENTAGE OF SHARES
                                                               NUMBER OF        BENEFICIALLY OWNED
                                                                 SHARES       ----------------------
                                                              BENEFICIALLY    PRIOR TO       AFTER
BENEFICIAL OWNER                                                OWNED(1)      OFFER (%)    OFFER (%)
----------------                                              ------------    ---------    ---------
James S. Lai................................................     24,000          1.22         1.34
Gerald L. Allison...........................................     10,322             *            *
Pin Pin Chau................................................     27,900(2)       1.42         1.56
David Yu....................................................     65,902(3)       3.35         3.69
Aaron I. Alembik............................................     29,976(4)       1.52         1.68
Peter M. Cohen..............................................     18,651             *         1.04
Paul C.Y. Chu...............................................    157,425(5)       8.00         8.81
H. A. Dudley, Jr............................................     12,000(6)          *            *
Jose I. Gonzalez............................................        240             *            *
Jack N. Halpern.............................................     48,000(7)       2.44         2.69
Donald R. Harkleroad........................................     32,160(8)       1.63         1.80
Daniel T. Huang.............................................    156,120(9)       7.93         8.73
Shafik H. Ladha.............................................     19,320(10)         *         1.08
Sion Nyen (Francis) Lai.....................................     21,000(11)      1.07         1.17
Shih Chien (Raymond) Lo.....................................      3,249             *            *
Gary K. McClung.............................................      7,320(12)         *            *
Nack Y. Paek................................................      9,720             *            *
Carl L. Patrick, Jr.........................................     46,788(13)      2.38         2.62
W. Clayton Sparrow, Jr......................................     15,164             *            *
Howard H.L. Tai.............................................     18,000             *         1.01
P. Carl Unger...............................................     36,147          1.84         2.02
All directors and executive officers as a group (21
  people)...................................................    759,404(14)     38.59        42.48

---------------

  *  Represents less than one percent of the outstanding shares.

 (1) Based on 1,934,643 shares outstanding as of December 31, 2001, and in the case of beneficial owners who hold options for shares exercisable within 60 days of December 31, 2001, includes as outstanding the number of shares subject to such options. Information relating to beneficial ownership of common stock by directors is based upon information furnished by each person and upon "beneficial ownership" concepts set forth in rules under the Securities Exchange Act of 1934, as amended. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, nominees are named as beneficial owners of shares as to which they may disclaim any beneficial interest.

 (2) Includes 17,100 shares held by Ms. Chau and her husband and 10,800 shares subject to options received under our Stock Incentive Plan.

 (3) Represents 51,022 shares held by Mr. Yu and his wife, 8,880 shares held by his children, and 6,000 shares subject to options received under our Stock Incentive Plan.

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

 (4) Includes 7,656 shares held by Mr. Alembik's wife and 2,400 shares in a trust for which Mr. Alembik and his wife have voting power.

 (5) Includes 114,000 shares held by May Foong Corporation, of which Mr. Chu is President. Mr. Chu's address is 23 Northdale Road, White Plains, New York.

 (6) Includes 6,000 shares subject to options received under our Stock Incentive Plan.

 (7) Includes 30,000 shares held by Halpern Enterprises, of which Mr. Halpern is President.

 (8) Includes 30,600 shares held by Bristol Summit Company and 1,440 shares held by The Bristol Company, as to both of which Mr. Harkleroad is President.

 (9) Represents shares held by Mr. Huang, his wife and various family members. Mr. Huang's address is 5500 Chelson Wood Drive, Duluth, Georgia.

(10) Represents shares held by Ladha Holdings Inc., of which Mr. Ladha is President.

(11) Includes 12,000 shares held by U.S. Pacific Investment Group, of which Mr. Lai is President.

(12) Includes 6,000 shares subject to options received under our Stock Incentive Plan.

(13) Includes 240 shares held by Mr. Patrick's wife and 354 shares held by his child.

(14) Includes 24,000 shares subject to stock options received under our Key Employee Stock Option Plan exercisable within 60 days.

     Based on Summit's records and on information provided to Summit by its directors, executive officers, affiliates and subsidiaries, neither Summit, nor any affiliates and subsidiary of Summit nor, to the best of Summit's knowledge, any of Summit's executive officers or directors, nor any affiliate or subsidiary of any of the foregoing, had any transactions involving shares during the 60 days prior to the date of this Offer for Purchase.

     Except for outstanding options to purchase shares granted from time to time to employees (including executive officers) of Summit pursuant to Summit's stock option plan and except as otherwise described herein, neither Summit nor, to the best of Summit's knowledge, any of its affiliates, directors (including a nominee) or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of Summit including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     Summit's purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of shareholders. Nonetheless, Summit anticipates that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq Stock Market, Summit does not believe that its purchase of shares pursuant to the offer will cause Summit's remaining shares to be delisted from the Nasdaq Stock Market.

     The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. Summit believes that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The shares are registered under the Exchange Act, which requires, among other things, that Summit furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Summit's shareholders. Summit believes that its purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

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

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     Summit is not aware of any license or regulatory permit that appears to be material to the Summit business that might be adversely affected by Summit's acquisition of shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by Summit as contemplated herein. Should any such approval or other action be required, Summit presently contemplates that such approval or other action will be sought. Summit is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Summit's business. Summit's obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See
Section 7.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes certain United States federal income tax consequences relevant to the offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold shares as part of a hedge, straddle, or conversion transaction). In addition, the discussion of the consequences of an exchange of shares for cash pursuant to the offer applies only to a United States shareholder (herein, a "Holder"). For purposes of this summary, a "Holder" is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes created or organized in or under the laws of the United States, or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States person have the authority to control all substantial decisions relating to the trust. Notwithstanding the foregoing, to the extent provided in the United States Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons before that date, that elect to continue to be treated as United States persons will be Holders. The summary may not be applicable with respect to shares acquired as compensation (including shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local, or foreign tax consequences of participating in the offer. Each Holder should consult such Holder's tax advisor as to the particular consequences to such Holder's participation in the offer.

     Consequences to Tendering Shareholders of Exchange of Shares for Cash Pursuant to the Offer. An exchange of shares for cash in the offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from Summit.

     Under Section 302 of the Code, a Holder will recognize gain or loss from the disposition of shares exchanged for cash if the exchange (i) results in a "complete termination" of all the Holder's equity interest in Summit, (ii) results in a "substantially disproportionate" redemption with respect to such Holder, or (iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying each of the Section 302 tests, a Holder in general is deemed to own constructively the shares actually owned by

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

certain related individuals and entities. For example, an individual Holder is generally considered to own the shares owned directly or indirectly by or for his or her spouse, his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities. A Holder, generally, also will be deemed to own shares which the Holder has the right to acquire by exercise of an option.

     A Holder that exchanges all shares actually or constructively owned by such Holder for cash pursuant to the offer will be regarded as having completely terminated such Holder's equity interest in Summit. A Holder that exchanges all shares actually owned for cash pursuant to the offer, but is not treated as having disposed of all shares constructively owned pursuant to the offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his or her exchange as a "complete termination" of his or her interest in Summit if certain technical requirements are met. Among other requirements, a Holder must include a statement with his or her 2002 Federal income tax return notifying the Internal Revenue Service (the "IRS") that he or she has elected to waive the family attribution rules and agrees to provide certain information in the future, and must not have any interest in Summit immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his or her tax advisor.

     An exchange of shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the shares owned by such Holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test.

     A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in Summit constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     If a Holder sells shares to persons other than Summit at or about the time such Holder also sells shares to Summit pursuant to the offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in Summit, then the sales to persons other than Summit may, for Federal income tax purposes, be integrated with the Holder's sale of shares pursuant to the offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his or her tax advisor regarding the treatment of other exchanges of shares for cash which may be integrated with such Holder's sale of shares to Summit pursuant to the offer.

     If a Holder is treated as recognizing gain or loss from the disposition of shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Capital gain recognized as a result of the sale of a capital asset that has been held for more than one year is eligible for capital gains taxation at a maximum rate of 20%.

     Gain or loss must be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through such Holder's broker) which blocks of shares are tendered pursuant to the offer if less than all of the Holder's shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

     If a Holder is not treated under the Section 302 tests as recognizing gain or loss from the disposition of shares exchanged for cash, the entire amount of cash received by the Holder in the exchange will be treated as a dividend to the extent of Summit's current and accumulated earnings and profits (which Summit believes are in excess of the entire amount of cash to be received by the Holders in the exchange). This dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the shares exchanged, and no loss will be recognized. The Holder's tax basis in the shares exchanged, however, will be added to such Holder's tax basis in the remaining shares that the Holder owns. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, it will be eligible for a dividends-received deduction equal to 70% of the dividend (subject to (i) applicable holding period requirements with respect to the shares and (ii) shares with respect to which such Holder has incurred indebtedness). If a dividends-received deduction is available, it is expected that the dividend will constitute an "extraordinary dividend" under Section 1059 of the Code. As a result, a corporate Holder generally will be required to reduce its tax basis in its shares (but not below zero) by the extent of the non-taxed portion of the dividend (i.e. the dividends-received deduction). If the non-taxed portion of the dividend exceeds the corporate Holder's tax basis in the shares, the excess will be treated as gain resulting from the sale of the shares. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

     Summit cannot predict whether or the extent to which the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders pursuant to the offer will cause Summit to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's shares will be purchased pursuant to the offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for Federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a Holder's right to tender shares subject to the condition that a specified minimum number of the shares must be purchased (if any are purchased).

     Consequences to Shareholders Who do not Tender Pursuant to the Offer. Shareholders who do not accept the offer to tender their shares will not incur any tax liability as a result of the consummation of the offer.

     See Section 3 with respect to the application of backup withholding on payments made to all shareholders.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     Summit expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by Summit to have occurred, to extend the period of time during which the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Bank and making a public announcement of the extension. Summit also expressly reserves the right, in its sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination or postponement to the Bank and making a public announcement of the termination or postponement. Summit's reservation of the right to delay payment for shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Summit must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a
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

tender offer. Subject to compliance with applicable law, Summit further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or are deemed by Summit to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time effected by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Atlanta time, on the next business day after the last previously scheduled or announced date of the expiration of the offer. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change.

     If Summit materially changes the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Summit will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. if:

     - Summit increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

     - the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the offer will be extended until the expiration of the period of ten business days. For example, if Summit elects to accept tenders for only 99% of each holder's shares as described in Section 1, Summit will ensure that the offer remains open for 10 business days following notice of such election. For purposes of the offer, "business day" means any day other than Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Atlanta time.


16. FEES AND EXPENSES.

     Summit will pay all of the expenses incident to this offer and will not pay any fees or commissions to brokers, dealers or other persons for soliciting tenders of shares pursuant offer. Shareholders holding shares through brokers or banks are urged to the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Bank. Summit will, however, upon request, reimburse brokers, dealers commercial banks for customary mailing and handling expenses incurred by forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Summit or the Bank for purposes of the offer. Summit will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 8 in the Letter of Transmittal.

17. MISCELLANEOUS.

     Summit is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Summit becomes aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, Summit will make a good faith effort to comply with such law. If, after such good faith effort, Summit cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in such jurisdiction.

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

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, Summit has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 10 with respect to information concerning Summit.

                                          SUMMIT BANK CORPORATION

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

     Faxed copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder, the shareholder's broker, dealer, commercial bank, trust company or nominee to the Bank at its address set forth below. To confirm delivery of shares, shareholders are directed to contact the Bank at:

                            THE SUMMIT NATIONAL BANK
                          4360 CHAMBLEE-DUNWOODY ROAD
                             ATLANTA, GEORGIA 30341
                                 (770) 454-0400
                               ATTN: GARY MCCLUNG

     Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Bank at the telephone number and address listed above.